Exhibit 4.69

[Translation of Chinese Original]

Power of Attorney

Principal: Tianxing Wang

Address: [                    ]

Attorney-in-Fact: Beijing Super TV Co., Ltd.

Registered Address: 4-406 Jingmeng High-Tech Building B, No. 5-2 Shangdi East Road,

Haidian District, Beijing

I, Tianxing Wang, hereby irrevocably authorize Beijing Super TV Co., Ltd. (or its designated third party) to act as my Attorney-in-Fact and exercise the following rights during the term of this Power of Attorney:

Beijing Super TV Co., Ltd. (or its designated third party) is authorized to exercise, as my plenipotentiary Attorney-in-Fact, all of the rights to vote as a shareholder at the shareholders’ meetings of Beijing Novel-Super Digital TV Technology Co., Ltd. (“N-S Digital TV”), that I have under laws and the Article of Association of N-S Digital TV, including but not limited to selling or transferring all or any part of my equity in N-S Digital TV and rights to vote, at the shareholders’ meetings of N-S Digital TV, on the nomination and appointment of directors of N-S Digital TV.

I, the Principal, will assume all legal effects of all actions performed by the Attorney-in-Fact on my behalf under this Power of Attorney.

The term of this Power of Attorney is 10 years, starting from the date of its execution, unless the Share Pledge Agreement (Appendix 1) by and between Beijing Super TV Co., Ltd. and Tianxing Wang should terminate early for any reason. If the term of the Share Pledge Agreement (Appendix 1) is extended, that of this Power of Attorney shall be automatically extended accordingly, always based on the last executed Share Pledge Agreement. All matters under this Power of Attorney shall be governed by laws of China. This Power of Attorney is written in Chinese.

Principal: Tianxing Wang

/s/ Tianxing Wang

January 16, 2012

Appendix 1

Share Pledge Agreement (Omitted)